UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-14517

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEXAS REGIONAL BANCSHARES, INC.

AMENDED AND RESTATED

EMPLOYEE STOCK OWNERSHIP PLAN

(with 401(k) provisions)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEXAS REGIONAL BANCSHARES, INC.

3900 North 10th, 11th Floor

McAllen, Texas 78501

REQUIRED INFORMATION

Texas Regional Bancshares, Inc. Amended and Restated Employee Stock Ownership Plan (with 401(k) provisions) (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). In lieu of the requirements of Items 1-3 of Form 11-K, the Plan will file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA within 180 days after the Plan’s fiscal year end.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEXAS REGIONAL BANCSHARES, INC.

AMENDED AND RESTATED EMPLOYEE

STOCK OWNERSHIP PLAN

(with 401(k) provisions)

Date:	March 23, 2006	/s/ G. E. Roney
G. E. Roney
Trustee